MEDIA RELEASE	(ASX CODE: SGM) (NYSE SYMBOL: SMS)	26 MAY 2008
SIMS JOINT VENTURE ACQUIRES PACIFIC COAST RECYCLING, LLC
Sims Group Limited announced today that SA Recycling – a joint venture between Sims Group and Adams Steel – has purchased Long Beach, California based Pacific Coast Recycling, LLC (PCR) from Mitsui & Co. Ltd. and its 100% subsidiary Mitsui & Co. (USA), Inc. The financial terms of the deal, including price, were not disclosed.
PCR operates seven facilities in California – including locations in the Port of Long Beach, San Diego, Fontana, and South Gate – processing both ferrous and nonferrous scrap metal with annual shipments of approximately 1 million metric tons.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Group Limited’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission, including the risk factors described in the Registration Statement on Form F-4 we filed with the United States Securities and Exchange Commission on 8 February 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

About Sims Group Limited
Sims Group Limited, which recently merged with Metal Management Inc, (www.sims-group.com) is the world’s largest listed metal recycler with over 200 operations globally. Sims’ core business is metal recycling, with an emerging business in recycling solutions. Sims earns around 80 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 6,000 employees, an annual turnover of A$8.5 billion and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the NYSE (NYSE SYMBOL: SMS).
For further information contact in North America
Dan Dienst
Group Chief Executive
Tel: 212 750 7189
For further information contact in Australia
Jeremy Sutcliffe
Chairman, Europe and Australia
Executive Director
Tel: 02 9956 9100
or
Stuart Nelson
Director, Corporate Services
Tel: 02 9956 9100

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